UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2025

February 4, 2026

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Dividend payment date:	—
Trading accounts:	Established
Supplemental information for on financial results:	Available
Investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2025

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the nine months ended
December 31, 2025	10,643,805	3.6	2,509,250	3.6	1,813,508	3.7
December 31, 2024	10,277,584	20.8	2,421,937	34.4	1,748,939	34.7

(*)	Comprehensive income

        December 31, 2025: 2,188,784 million yen, 30.0%; December 31, 2024: 1,684,256 million yen, (28.9) %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the nine months ended
December 31, 2025	158.89	158.31
December 31, 2024	149.85	149.42

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
December 31, 2025	418,107,863	22,809,787	5.1
March 31, 2025	413,113,501	21,728,132	5.0

(Reference) Shareholders’ equity as of December 31, 2025: 21,363,269 million yen; March 31, 2025: 20,520,374 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

    (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2025	—	25.00	—	39.00	64.00
ending March 31, 2026	—	35.00	—
ending March 31, 2026 (Forecast)				39.00	74.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2026 (Consolidated)

MUFG has an earnings target of 2,100.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2026.(There is no change to our earnings target released on November 14, 2025.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

 Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: Yes

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2025	11,867,710,920 shares
	March 31, 2025	12,067,710,920 shares
(B) Treasury stocks:	December 31, 2025	532,712,226 shares
	March 31, 2025	561,193,945 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2025	11,413,282,350 shares
	Nine months ended December 31, 2024	11,671,236,948 shares

 Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

 Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP” ). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
2. Consolidated Financial Statements and Notes	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements	7
(4) Changes in Accounting Policies	7
(5) Segment Information	8
(6) Notes for Material Changes in Shareholders ’Equity	10
(7) Notes on Going-Concern Assumption	10
(8) Consolidated Statements of Cash Flows	10
(9) Additional Information	10

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2025”

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

The subject matter is described in the “Financial Highlights” disclosed on February 4, 2026, which is available on our website at https://www.mufg.jp/english/ir/fs/index.html.

The information is posted under the Financial Information, FY2025 (Fisical Year Ending Mar.2026) JGAAP, Third Quarter, on the above website.

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2025	As of December 31, 2025
Assets:
Cash and due from banks	109,095,437	89,184,343
Call loans and bills bought	1,180,949	1,559,713
Receivables under resale agreements	18,856,895	18,333,267
Receivables under securities borrowing transactions	5,701,495	4,726,642
Monetary claims bought	6,620,404	7,591,647
Trading assets	26,142,919	33,875,592
Money held in trust	1,084,487	1,224,111
Securities	86,125,371	85,123,357
Loans and bills discounted	121,436,133	130,338,032
Foreign exchanges	1,913,526	2,457,074
Other assets	17,824,068	25,122,151
Tangible fixed assets	1,240,104	1,380,295
Intangible fixed assets	1,875,551	1,940,044
Net defined benefit assets	2,217,529	2,285,502
Deferred tax assets	148,752	134,990
Customers’ liabilities for acceptances and guarantees	12,864,745	14,030,653
Allowance for credit losses	(1,214,870)	(1,199,555)

Total assets	413,113,501	418,107,863

Liabilities:
Deposits	228,512,749	232,508,734
Negotiable certificates of deposit	17,374,010	18,207,720
Call money and bills sold	5,072,926	5,192,044
Payables under repurchase agreements	43,359,076	39,058,629
Payables under securities lending transactions	699,852	1,416,750
Commercial papers	3,475,042	3,976,944
Trading liabilities	19,362,603	26,707,033
Borrowed money	22,101,954	10,456,781
Foreign exchanges	2,508,462	2,512,530
Short-term bonds payable	1,373,236	1,124,012
Bonds payable	14,018,955	15,897,083
Due to trust accounts	4,937,999	3,396,843
Other liabilities	14,563,347	19,678,477
Reserve for bonuses	251,665	198,756
Reserve for bonuses to directors	2,879	3,138
Reserve for stocks payment	11,077	11,919
Net defined benefit liabilities	104,612	106,214
Reserve for retirement benefits to directors	813	904
Reserve for loyalty award credits	7,730	9,945
Reserve for contingent losses	150,657	124,575
Reserves under special laws	5,295	5,886
Deferred tax liabilities	540,770	588,253
Deferred tax liabilities for land revaluation	84,903	84,240
Acceptances and guarantees	12,864,745	14,030,653

Total liabilities	391,385,368	395,298,076

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of December 31, 2025
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	—	—
Retained earnings	14,845,617	15,533,884
Treasury stock	(726,631)	(799,427)

Total shareholders’ equity	16,260,498	16,875,970

Net unrealized gains (losses) on available-for-sale securities	1,327,127	1,892,643
Net deferred gains (losses) on hedging instruments	(894,227)	(1,307,531)
Land revaluation excess	122,400	121,461
Foreign currency translation adjustments	3,198,279	3,367,121
Remeasurements of defined benefit plans	554,502	506,888
Debt value adjustments of foreign subsidiaries and affiliates	(51,663)	(97,582)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	3,457	4,297

Total accumulated other comprehensive income	4,259,875	4,487,299

Subscription rights to shares	11	20
Non-controlling interests	1,207,746	1,446,498

Total net assets	21,728,132	22,809,787

Total liabilities and net assets	413,113,501	418,107,863

4

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Ordinary income	10,277,584	10,643,805
Interest income	6,483,557	6,439,631
Interest on loans and bills discounted	3,282,823	3,122,284
Interest and dividends on securities	1,225,699	1,341,538
Trust fees	107,504	119,426
Fees and commissions	1,725,244	1,885,256
Trading income	288,130	315,354
Other operating income	470,870	675,583
Other ordinary income	1,202,276	1,208,552
Ordinary expenses	7,855,646	8,134,554
Interest expenses	4,309,559	4,246,420
Interest on deposits	1,679,732	1,556,692
Fees and commissions	312,429	324,837
Trading expenses	—	119,682
Other operating expenses	331,999	275,291
General and administrative expenses	2,361,816	2,504,614
Other ordinary expenses	539,842	663,709

Ordinary profits	2,421,937	2,509,250

Extraordinary gains	11,692	47,102
Gains on disposition of fixed assets	11,692	7,512
Gains on step acquisitions	—	22,028
Gains on liquidation of subsidiaries	—	17,555
Gains on change in equity	—	5
Extraordinary losses	27,535	60,399
Losses on disposition of fixed assets	7,296	12,557
Losses on impairment of fixed assets	16,949	16,510
Provision for reserve for contingent liabilities from financial instruments transactions	266	591
Provision for reserve for contingent liabilities arising from commodities transactions	—	0
Expenses relating to systems integration	—	30,739
Losses on sales of shares of subsidiaries	3,023	—

Profits before income taxes	2,406,094	2,495,954

Income taxes-current	432,990	532,424
Income taxes-deferred	147,449	47,526

Total taxes	580,440	579,951

Profits	1,825,654	1,916,003

Profits attributable to non-controlling interests	76,714	102,494

Profits attributable to owners of parent	1,748,939	1,813,508

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Profits	1,825,654	1,916,003
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(502,465)	543,094
Net deferred gains (losses) on hedging instruments	(115,304)	(412,295)
Land revaluation excess	—	16
Foreign currency translation adjustments	348,360	50,771
Remeasurements of defined benefit plans	(42,233)	(49,173)
Net unrealized gains (losses) on loans of foreign subsidiaries	3,198	2,692
Share of other comprehensive income of associates accounted for using equity method	167,047	137,675

Total other comprehensive income	(141,397)	272,781

Comprehensive income	1,684,256	2,188,784

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,556,329	2,043,270
Comprehensive income attributable to non-controlling interests	127,926	145,514

6

Mitsubishi UFJ Financial Group, Inc.

(3) The Framework for Financial Reporting applied to Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements, which consist of the quarterly consolidated balance sheet, the quarterly consolidated statement of income, the quarterly consolidated statement of comprehensive income, and the notes thereto, have been prepared in accordance with Article 4, Paragraph 1 of the Tokyo Stock Exchange, Inc. ’s and Nagoya Stock Exchange, Inc. ’s Standards for the Preparation of Quarterly Financial Statements (the “Standards”) and accounting principles for quarterly financial statements generally accepted in Japan (provided, however, that certain information has been omitted in accordance with Article 4, Paragraph 2 of the Standards).

(4) Changes in Accounting Estimates

(Change in the credit rating system used for calculating the allowance for credit losses)

Our principal domestic consolidated banking subsidiaries have established a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. The allowance for credit losses is calculated using internal credit ratings determined based on such credit rating system.

Following the adoption of a new credit rating system designed to further enhance their credit risk management framework, the subsidiaries calculated their allowance for credit losses using internal credit ratings determined under the new credit rating system as of the end of the nine months ended December 31, 2025.

The impact of the resulting changes in accounting estimates on our consolidated financial statements as of and for the nine months ended December 31, 2025, is immaterial.

7

Mitsubishi UFJ Financial Group, Inc.

(5) Segment Information

I.	Business segment information

1	Summary of reporting segments

MUFG ’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Digital Business Group, Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Retail & Digital Business Group:	Providing financial services to individual customers (excluding wealth management customers) and corporate customers through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”

Commercial Banking & Wealth Management Business Group:	Providing financial services to corporate and wealth management customers

Japanese Corporate & Investment Banking Business Group:	Providing financial services to large Japanese corporate customers in and outside Japan

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers through overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration and pension services to domestic and overseas investor, asset manager and operating company customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

a	Changes in the method of calculation of operating profit (loss) of each reporting segment

In the nine months ended December 31, 2025, MUFG changed the method of allocation of net revenue and operating expenses among reporting segments and accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the nine months ended December 31, 2024 has been restated based on the new calculation method.

8

Mitsubishi UFJ Financial Group, Inc.

2	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2024

	(in millions of yen)
	For the nine months ended December 31, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥686,833	¥518,894	¥773,286	¥803,119	¥371,334	¥717,179	¥3,870,647	¥261,534	¥(17,331)	¥4,114,850
Operating expenses	490,629	317,644	287,568	431,753	268,479	333,484	2,129,561	233,611	57,449	2,420,622

Operating profit (loss)	¥196,203	¥201,249	¥485,717	¥371,365	¥102,854	¥383,695	¥1,741,085	¥27,923	¥(74,781)	¥1,694,227

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2025

	(in millions of yen)
	For the nine months ended December 31, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥782,790	¥608,423	¥792,053	¥641,992	¥439,478	¥787,487	¥4,052,225	¥439,815	¥(15,364)	¥4,476,675
Operating expenses	568,236	338,219	303,610	383,836	320,814	361,666	2,276,383	247,023	80,637	2,604,044

Operating profit (loss)	¥214,553	¥270,203	¥488,443	¥258,155	¥118,664	¥425,821	¥1,775,841	¥192,791	¥(96,002)	¥1,872,631

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

9

Mitsubishi UFJ Financial Group, Inc.

3	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

Operating profit	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Total operating profit of reporting segments	1,694,227	1,872,631
Operating profit of consolidated subsidiaries excluded from reporting segments	(530)	(3,083)
Provision for general allowance for credit losses	72,070	44,568
Credit related expenses	(412,521)	(342,971)
Gains on reversal of reserve for contingent losses included in credit costs	5,383	8,211
Gains on loans written-off	84,061	70,394
Net gains on equity securities and other securities	488,176	183,322
Equity in earnings of the equity method investees	428,147	582,912
Others	62,922	93,265

Ordinary profit in the consolidated statement of income	2,421,937	2,509,250

(6)	Notes for Material Changes in Shareholders’ Equity

None.

(7)	Notes on Going-Concern Assumption

None.

(8)	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2024 and 2025. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)

	For the nine months ended December 31,
	2024	2025
Depreciation	¥284,249	¥316,381
Amortization of goodwill	27,297	29,958

(9)	Additional Information

(Information which is relevant to the understanding of the readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for MUFG Bank, Ltd. (“the Bank” ) and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

10

Mitsubishi UFJ Financial Group, Inc.

The Bank, our principal consolidated domestic banking subsidiary, applies the cash flow estimation method when determining allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments. The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not reasonably available.

In addition, when calculating allowance for credit losses, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the Russia-Ukraine situation and the trade policies of various countries. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of December 31, 2025 is ¥15,499 million (¥33,610 million as of March 31, 2025).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rates of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical situations, with respect to which objective data are not readily available.

In particular, future developments concerning the Russia-Ukraine situation and the trade policies of various countries are subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for the foreseeable future and that the trade policies of various countries, while being subject to policy and other changes over the short term, will generally be implemented with consideration for economic and price trends. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

For the nine months ended December 31, 2025, such assumptions remained substantially unchanged because no significant changes were observed subsequent to the previous fiscal year end with respect to the events or circumstances underlying the outlook relating to the Russia-Ukraine situation and developments in the trade policies of various countries. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2026 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

11

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2025

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4	1
	[ BK Non-consolidated ][ TB Non-consolidated ]

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ]	5
	[ BK and TB Combined including Trust Account ]
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	6
	[ BK Non-consolidated ][ TB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ]	10
	[ BK Non-consolidated ][ TB Non-consolidated ]

6. Loans and Deposits	[ BK and TB Combined ]	11
	[ BK Non-consolidated ][ TB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2025 (A)	December 31, 2024 (B)
Gross profits	4,469,144	4,121,388	347,756
Gross profits before credit costs for trust accounts	4,469,142	4,121,385	347,757
Net interest income	2,193,334	2,174,066	19,268
Trust fees	119,426	107,504	11,922
Credit costs for trust accounts (1)	2	2	(0)
Net fees and commissions	1,560,419	1,412,815	147,604
Net trading profits	195,671	288,130	(92,458)
Net other operating profits	400,292	138,871	261,421
Net gains (losses) on debt securities	(68,697)	(221,178)	152,480
General and administrative expenses	2,563,225	2,406,698	156,527
Amortization of goodwill	29,958	27,297	2,660
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,935,875	1,741,984	193,891
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,905,917	1,714,687	191,230
Provision for general allowance for credit losses (2)	44,568	72,070	(27,501)
Net operating profits*1	1,950,488	1,786,760	163,728
Net non-recurring gains (losses)	558,762	635,177	(76,415)
Credit costs (3)	(342,971)	(412,521)	69,549
Losses on loan write-offs	(172,314)	(222,381)	50,067
Provision for specific allowance for credit losses	(162,299)	(197,390)	35,090
Other credit costs	(8,357)	7,250	(15,608)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	8,211	5,383	2,828
Gains on loans written-off (6)	70,394	84,061	(13,667)
Net gains (losses) on equity securities	183,322	488,176	(304,854)
Gains on sales of equity securities	234,085	529,322	(295,237)
Losses on sales of equity securities	(42,265)	(21,564)	(20,700)
Losses on write-down of equity securities	(8,497)	(19,581)	11,083
Equity in earnings of equity method investees	582,912	428,147	154,765
Other non-recurring gains (losses)	56,893	41,929	14,964

Ordinary profits	2,509,250	2,421,937	87,313

Net extraordinary gains (losses)	(13,296)	(15,842)	2,546
Net gains (losses) on disposition of fixed assets	(5,044)	4,396	(9,440)
Losses on impairment of fixed assets	(16,510)	(16,949)	438
Gains on step acquisitions	22,028	—	22,028
Gains on liquidation of subsidiaries	17,555	—	17,555
Expenses relating to systems integration	(30,739)	—	(30,739)
Losses on sales of shares of subsidiaries	—	(3,023)	3,023
Profits before income taxes	2,495,954	2,406,094	89,859
Income taxes-current	532,424	432,990	99,434
Income taxes-deferred	47,526	147,449	(99,923)
Total taxes	579,951	580,440	(489)
Profits	1,916,003	1,825,654	90,348
Profits attributable to non-controlling interests	102,494	76,714	25,780

Profits attributable to owners of parent	1,813,508	1,748,939	64,568

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(219,794)	(251,003)	31,208

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2025 (A)	December 31, 2024 (B)
Gross profits	2,466,492	2,127,497	338,994
Gross profits before credit costs for trust accounts	2,466,490	2,127,494	338,995
Net interest income	1,383,209	1,290,200	93,008
Trust fees	104,052	93,495	10,557
Credit costs for trust accounts (1)	2	2	(0)
Net fees and commissions	682,564	615,914	66,649
Net trading profits	4,231	59,560	(55,329)
Net other operating profits	292,435	68,326	224,108
Net gains (losses) on debt securities	(68,692)	(218,798)	150,105
General and administrative expenses	1,280,200	1,175,534	104,665
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,186,289	951,959	234,329
Provision for general allowance for credit losses (2)	(346)	(20)	(325)
Net operating profits	1,185,946	951,942	234,003
Net non-recurring gains (losses)	258,403	543,085	(284,682)
Credit costs (3)	(11,857)	(13,219)	1,362
Reversal of allowance for credit losses (4)	25,174	35,695	(10,520)
Reversal of reserve for contingent losses included in credit costs (5)	8,035	5,792	2,242
Gains on loans written-off (6)	5,676	9,537	(3,860)
Net gains (losses) on equity securities	174,977	470,763	(295,786)
Gains on sales of equity securities	223,258	509,908	(286,649)
Losses on sales of equity securities	(39,507)	(19,745)	(19,761)
Losses on write-down of equity securities	(8,774)	(19,398)	10,624
Other non-recurring gains (losses)	56,397	34,517	21,880

Ordinary profits	1,444,349	1,495,027	(50,678)

Net extraordinary gains (losses)	(34,560)	(12,382)	(22,178)
Income before income taxes	1,409,789	1,482,645	(72,856)
Income taxes-current	407,455	317,148	90,306
Income taxes-deferred	(8,867)	52,718	(61,586)
Total taxes	398,587	369,867	28,720

Net income	1,011,201	1,112,778	(101,576)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	26,685	37,787	(11,101)
Credit costs for trust accounts	2	2	(0)
Provision for general allowance for credit losses	54,388	63,589	(9,200)
Provision for special allowance for credit losses	(33,005)	(37,825)	4,819
Allowance for credit to specific foreign borrowers	3,392	9,819	(6,427)
Losses on loans write-offs	(10,228)	(10,254)	26
Provision for contingent losses included in credit costs	8,035	5,792	2,242
Gains on loans written-off	5,676	9,537	(3,860)
Losses on sales of other loans, etc.	(1,575)	(2,874)	1,298
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,254,982	1,170,757	84,224
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,254,647	1,080,100	174,547

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2025 (A)	December 31, 2024 (B)
Gross profits	2,173,154	1,853,342	319,811
Net interest income	1,267,266	1,172,117	95,149
Net fees and commissions	596,634	534,245	62,388
Net trading profits	89,762	78,953	10,808
Net other operating profits	219,490	68,025	151,464
Net gains (losses) on debt securities	(62,725)	(196,879)	134,153
General and administrative expenses	1,118,204	1,020,820	97,384
Amortization of goodwill	2,645	2,754	(108)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,057,595	835,276	222,318
Net operating profits before provision for general allowance for credit losses	1,054,949	832,522	222,427
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	1,054,949	832,522	222,427
Net non-recurring gains (losses)	205,183	410,971	(205,787)
Credit costs (2)	(11,804)	(13,129)	1,325
Reversal of allowance for credit losses (3)	25,174	35,695	(10,520)
Reversal of reserve for contingent losses included in credit costs (4)	7,976	5,449	2,527
Gains on loans written-off (5)	5,672	9,522	(3,849)
Net gains (losses) on equity securities	137,304	352,987	(215,683)
Gains on sales of equity securities	181,133	386,618	(205,485)
Losses on sales of equity securities	(38,438)	(17,075)	(21,362)
Losses on write-down of equity securities	(5,390)	(16,555)	11,164
Other non-recurring gains (losses)	40,858	20,445	20,412

Ordinary profits	1,260,132	1,243,493	16,639

Net extraordinary gains (losses)	(30,036)	2,968	(33,005)
Income before income taxes	1,230,096	1,246,461	(16,365)
Income taxes-current	372,547	269,007	103,540
Income taxes-deferred	(23,638)	45,150	(68,789)
Total taxes	348,908	314,158	34,750

Net income	881,187	932,303	(51,116)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	27,020	37,537	(10,516)
Provision for general allowance for credit losses	54,734	63,609	(8,875)
Provision for special allowance for credit losses	(32,952)	(37,734)	4,781
Allowance for credit to specific foreign borrowers	3,392	9,819	(6,427)
Losses on loans write-off	(10,228)	(10,254)	26
Provision for contingent losses included in credit costs	7,976	5,449	2,527
Gains on loans written-off	5,672	9,522	(3,849)
Losses on sales of other loans, etc.	(1,575)	(2,875)	1,299
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,117,674	1,029,401	88,273
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,126,944	950,843	176,101

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2025 (A)	December 31, 2024 (B)
Gross profits	293,338	274,155	19,183
Gross profits before credit costs for trust accounts	293,336	274,152	19,183
Trust fees	104,052	93,495	10,557
Credit costs for trust accounts (1)	2	2	(0)
Net interest income	115,942	118,083	(2,140)
Net fees and commissions	85,929	81,668	4,261
Net trading profits	(85,531)	(19,393)	(66,138)
Net other operating profits	72,944	301	72,643
Net gains (losses) on debt securities	(5,967)	(21,918)	15,951
General and administrative expenses	161,995	154,714	7,281
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	131,340	119,437	11,902
Provision for general allowance for credit losses (2)	(346)	(20)	(325)
Net operating profits	130,996	119,420	11,576
Net non-recurring gains (losses)	53,220	132,114	(78,894)
Credit costs (3)	(53)	(89)	36
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	58	342	(284)
Gains on loans written-off (6)	3	15	(11)
Net gains (losses) on equity securities	37,673	117,775	(80,102)
Gains on sales of equity securities	42,125	123,289	(81,164)
Losses on sales of equity securities	(1,068)	(2,670)	1,601
Losses on write-down of equity securities	(3,383)	(2,843)	(539)
Other non-recurring gains (losses)	15,539	14,071	1,467

Ordinary profits	184,217	251,534	(67,317)

Net extraordinary gains (losses)	(4,524)	(15,351)	10,826
Income before income taxes	179,693	236,183	(56,490)
Income taxes-current	34,907	48,141	(13,233)
Income taxes-deferred	14,771	7,568	7,203
Total taxes	49,679	55,709	(6,030)

Net income	130,014	180,474	(50,460)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(335)	249	(585)
Credit costs for trust accounts	2	2	(0)
Provision for general allowance for credit losses	(346)	(20)	(325)
Provision for special allowance for credit losses	(53)	(91)	37
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	58	342	(284)
Gains on loans written-off	3	15	(11)
Losses on sales of other loans, etc.	—	1	(1)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	137,307	141,356	(4,049)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	127,703	129,256	(1,553)

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	312,857	300,776
Doubtful	667,741	693,225
Special Attention	472,027	536,469
Accruing loans contractually past due 3 months or more	17,663	17,863
Restructured loans	454,363	518,605
Subtotal (A)	1,452,626	1,530,471

Normal(B)	146,492,934	135,805,816
Total loans (C=A+B)	147,945,560	137,336,287

Non-performing loans ratio (A)/(C)	0.98%	1.11%

BK and TB Combined including Trust Account
(after write-offs)	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	50,594	50,052
Doubtful	396,127	448,449
Special Attention	294,941	365,391
Accruing loans contractually past due 3 months or more	9,542	9,236
Restructured loans	285,398	356,154
Subtotal (A)	741,663	863,892

Normal(B)	130,872,773	121,231,909
Total loans (C=A+B)	131,614,436	122,095,802

Non-performing loans ratio (A)/(C)	0.56%	0.70%

BK Non-consolidated
(after write-offs)	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	50,594	50,002
Doubtful	394,955	447,324
Special Attention	294,941	365,391
Accruing loans contractually past due 3 months or more	9,542	9,236
Restructured loans	285,398	356,154
Subtotal (A)	740,491	862,718

Normal(B)	127,878,505	118,665,863
Total loans (C=A+B)	128,618,997	119,528,581

Non-performing loans ratio (A)/(C)	0.57%	0.72%

TB Non-consolidated
(after write-offs)	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	—	49
Doubtful	1,171	1,124
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	1,171	1,174

Normal(B)	2,992,231	2,563,577
Total loans (C=A+B)	2,993,403	2,564,752

Non-performing loans ratio (A)/(C)	0.03%	0.04%

TB Non-consolidated: Trust Account
(after write-offs)	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Bankrupt or De facto Bankrupt	—	—
Doubtful	—	—
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	—	—

Normal(B)	2,036	2,468
Total loans (C=A+B)	2,036	2,468

Non-performing loans ratio (A)/(C)	—	—

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2025		As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	25,120,700	(872,443)	23,272,183	(625,190)
Domestic bonds	18,676,985	(814,891)	17,115,009	(491,977)
Government bonds	14,324,674	(573,070)	13,300,923	(369,059)
Municipal bonds	2,831,890	(138,610)	2,545,626	(93,140)
Corporate bonds	1,520,420	(103,210)	1,268,459	(29,777)
Other	6,443,715	(57,552)	6,157,174	(133,213)
Foreign bonds	4,575,922	(60,815)	4,690,276	(137,239)
Other	1,867,792	3,263	1,466,897	4,026

	(in millions of yen)
	As of December 31, 2025		As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	58,315,995	3,076,399	61,321,796	2,203,663
Domestic equity securities	4,104,165	3,109,263	3,540,457	2,458,566
Domestic bonds	14,561,779	(342,540)	23,123,161	(249,533)
Government bonds	12,941,566	(205,401)	21,181,296	(155,513)
Municipal bonds	183,949	(9,773)	309,997	(9,776)
Corporate bonds	1,436,263	(127,365)	1,631,867	(84,243)
Other	39,650,050	309,675	34,658,178	(5,368)
Foreign equity securities	849,399	146,262	662,949	36,272
Foreign bonds	28,593,961	26,142	24,182,709	(113,323)
Other	10,206,688	137,271	9,812,519	71,682

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	22,269,202	(841,649)	21,295,315	(607,764)
Stocks of subsidiaries and affiliates	670,878	616,573	684,864	464,454

	(in millions of yen)
	As of December 31, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	39,931,035	2,734,956	45,173,480	2,005,377
Domestic equity securities	3,540,601	2,639,750	3,012,332	2,044,936
Domestic bonds	12,428,200	(171,778)	20,849,312	(138,304)
Other	23,962,233	266,984	21,311,835	98,744
Foreign equity securities	728,482	114,721	605,665	17,076
Foreign bonds	16,267,768	131,908	13,651,795	88,819
Other	6,965,981	20,354	7,054,373	(7,151)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,851,497	(30,794)	1,976,868	(17,426)
Stocks of subsidiaries and affiliates	18,650	(867)	19,189	(1,368)

	(in millions of yen)
	As of December 31, 2025		As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	13,120,921	368,190	11,541,216	251,081
Domestic equity securities	654,105	499,202	588,732	413,329
Domestic bonds	1,926,792	(170,596)	2,181,927	(111,341)
Other	10,540,023	39,584	8,770,556	(50,907)
Foreign equity securities	172	116	130	81
Foreign bonds	8,261,100	(72,626)	7,018,941	(123,179)
Other	2,278,750	112,094	1,751,484	72,191

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2025	For the nine months ended December 31, 2024
ROE (JPX basis) *1	11.55	11.67

Note:

*1	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2025	For the nine months ended December 31, 2024
Average interest rate on loans and bills discounted	1.11	0.83
Average interest rate on deposits and NCD	0.19	0.04
Interest rate spread	0.92	0.78

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	1.17	0.90
Interest rate spread	0.98	0.86

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2025	For the nine months ended December 31, 2024
Average interest rate on loans and bills discounted	1.11	0.83
Average interest rate on deposits and NCD	0.17	0.04
Interest rate spread	0.94	0.79

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	1.17	0.91
Interest rate spread	1.00	0.86

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2025	For the nine months ended December 31, 2024
Average interest rate on loans and bills discounted	0.99	0.72
Average interest rate on deposits and NCD	0.37	0.10
Interest rate spread	0.62	0.61

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.99	0.76
Interest rate spread	0.62	0.65

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Deposits (ending balance)	219,251,820	215,970,679
Deposits (average balance)	218,784,354	215,144,567
Loans (ending balance)	118,150,475	110,082,264
Loans (average balance)	115,326,924	110,710,718

	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Domestic deposits (ending balance)*	181,051,336	179,854,343
Individuals	95,622,005	93,618,823

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Deposits (ending balance)	204,388,113	202,712,799
Deposits (average balance)	204,375,818	201,300,396
Loans (ending balance)	115,515,238	107,742,591
Loans (average balance)	112,598,801	108,514,370

	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Domestic deposits (ending balance)*	168,886,650	169,250,502
Individuals	88,914,600	87,578,130

Note:
* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Deposits (ending balance)	14,863,707	13,257,880
Deposits (average balance)	14,408,535	13,844,171
Loans (ending balance)	2,635,237	2,339,672
Loans (average balance)	2,728,122	2,196,348

	(in millions of yen)
	As of December 31, 2025	As of March 31, 2025
Domestic deposits (ending balance)*	12,164,686	10,603,841
Individuals	6,707,405	6,040,693

Note:
* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2025	As of December 31, 2025
Assets:
Loans and bills discounted	1,507,955	1,508,933
Securities	82,297,398	86,580,008
Beneficiary rights to the trust	171,790,489	180,939,350
Securities held in custody accounts	3,182,746	3,950,569
Monetary claims	37,473,051	39,283,969
Tangible fixed assets	24,848,502	27,036,232
Intangible fixed assets	229,603	315,529
Other claims	4,279,871	4,699,775
Call loans	5,651,749	4,560,751
Due from banking account	4,244,900	3,049,790
Cash and due from banks	6,403,878	6,946,844

Total	341,910,148	358,871,755

Liabilities:
Money trusts	39,222,424	36,425,143
Pension trusts	13,366,896	13,542,607
Property formation benefit trusts	5,228	4,918
Investment trusts	170,479,519	179,464,035
Money entrusted other than money trusts	7,388,623	8,521,781
Securities trusts	5,392,692	6,020,137
Monetary claim trusts	32,124,384	33,653,264
Equipment trusts	412,714	899,514
Land and fixtures trusts	18,442	18,596
Composite trusts	73,499,220	80,321,753

Total	341,910,148	358,871,755

Note:1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
2.	Trust assets and liabilities under a declaration of trust excluded from above table are 32,651 millions of yen as of March 31, 2025 and 52,378 millions of yen as of December 31, 2025, respectively.

12